Exhibit 99.2

AEHL Signs $50 Million Strategic Financing Agreement to Launch Bitcoin Acquisition Plan

New York, USA July 29, 2025 – Antelope Enterprise Holdings Limited (NASDAQ:AEHL) (“Antelope Enterprise”, “AEHL” or the “Company”) today announced that it has entered into a Securities Purchase Agreement (the “Agreement”) with a leading U.S.-based investment firm, Streeterville Capital, LLC, for a total financing amount of up to $50 million. The proceeds from this financing will be used exclusively to purchase Bitcoin (BTC), marking a major step forward in AEHL’s entry into the cryptocurrency asset space.

Under the terms of the Agreement, Streeterville Capital will provide capital to the Company in tranches over a period of up to 24 months, in an amount not to exceed $50 million. AEHL will use these funds to gradually acquire Bitcoin based on market conditions.

The Agreement clearly specifies that the financing proceeds are solely designated for Bitcoin acquisition, highlighting AEHL’s move from strategic planning to execution in the crypto asset sector.

“The move marks a true starting point of AEHL’s digital transformation and a significant milestone as we shift from strategy to execution,” said Ms. Tingting Zhang, CEO of AEHL. “We have developed a clear and well-defined digital asset roadmap, and this financing provides the capital capability needed to support our long-term strategic goals. Bitcoin, as a scarce and decentralized digital asset with growing global consensus, will be a key component of our new capital structure.”

Ms. Zhang further emphasized that the Company will strictly fulfill its public disclosure obligations, regularly updating the market on its Bitcoin purchase progress, holding status and custody arrangements to provide investors with timely, transparent, and verifiable information.

Looking ahead, AEHL will flexibly allocate funding and manage asset acquisitions based on market conditions and strategic priorities, coordinating Bitcoin investments and overall capital management. The Company also stated that it will continue to explore additional strategic opportunities in Web3 and the broader crypto finance space, and plans to release a comprehensive long-term Bitcoin strategic development roadmap in the near future.

About Antelope Enterprise Holdings Limited

Antelope Enterprise Holdings Limited engages in energy infrastructure solutions through natural gas power generation via its wholly owned subsidiary AEHL US LLC (“AEHL US”) and holds a 51% ownership position in Hainan Kylin Cloud Services Technology Co. Ltd (“Kylin Cloud”), which operates a livestreaming e-commerce business in China. Kylin Cloud provides access to over 800,000 hosts and influencers. For more information, please visit our website at https://aehltd.com.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the consumer and technology sectors continuing to exhibit sound long-term fundamentals, and our ability to continue to grow our business management, information system consulting, and online social commerce and live streaming business. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2024 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contact Information:

Antelope Enterprise Holdings Limited

Xiaoying Song,

Chief Financial Officer

info@aehltd.com

WFS Investor Relations Inc.

Janice Wang

Email: services@wealthfsllc.com

+1 628 283 9214